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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                               Expires: September 30, 1998
------                                               Estimated average burden
                                                    hours per response .... 1.0
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/ / Check box if no            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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
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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
    Goldman, Steven R.                          Starwood Hotels & Resorts Worldwide, Inc./    Issuer (Check all applicable)
                                                Starwood Hotels & Resorts HOT
---------------------------------------------------------------------------------------------      Director         10% Owner
  (Last)          (First)          (Middle)  3. IRS or Social Security  4. Statement for      ----              ---
                                                Number of Reporting        Month/Year          X  Officer (give    Other (Specify
   Starwood Hotels & Resorts Worldwide, Inc     Person (Voluntary)                            ----        title ---       below)
   777 Westchester Avenue                                                  December 1999                  below)
-------------------------------------------                               ----------------             Executive Vice President,
                 (Street)                                                5. If Amendment,                  Development
                                                                            Date of Original          -------------------------
                                                                            (Month/Year)
                                                                                           7. Individual or Joint/Group Reporting
                                                                                              (Check Applicable Line)
                                                                                             X   Form filed by One Reporting Person
                                                                                            ----
                                                                                                 Form filed by More than One
   White Plains     NY             10604                                                    ---- Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

   USA
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                          (Over)
                                                                                                                     SEC 2270 (7/96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of      2.Conversion   3.Transaction   4.Transaction    5.Number of        6.Date Exer-     7.Title and Amount   8.Price
  Derivative      or Exercise    Date (Month/    Code             Derivative         cisable and      of Underlying        of
  Security        Price of       Day/Year)       (Instr.8)        Securities Ac-     Expiration       Securities           Deriv-
  (Instr. 3)      Derivative                                      quired (A) or      Date             (Instr. 3            ative
                  Security                                        Disposed of (D)    Month/Day/       and 4)               Security
                                                                  (Instr. 3, 4,      Year)                                 (Instr.5)
                                                                  and 5)






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                                                                Date   Expira-        Amount or
                                                --------------- Exer-  tion   Title   Number of
                                                (A)     (D)    cisable Date           Shares
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Option to
Purchase
Shares (1)     $24.00    01/26/99     A(2)    90,000        01/26/03 01/26/09 Shares(1) 90,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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                                 90,000                       D
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Explanation of Responses:

Reporting Person              Goldman, Steven R.
Issuer Name                   Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address                       Starwood Hotels & Resorts Worldwide, Inc.
                              777 Westchester Avenue
                              White Plains, NY 10604
                              USA

Identification Number
(1)Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation) and
Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share").
Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one
Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain Officers may receive a grant of options to purchase Shares at the discretion of the Options Committee of the Corporation.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.        /s/ Steven R. Goldman      02/10/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                  Steven R. Goldman

Note: File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (7/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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